American Realty Capital Trust, Inc.
106 York Road, Jenkintown, Pennsylvania
T: (215) 887-2189 F: (215) 887-2585

March 23, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Kevin Woody, Branch Chief

Re:	American Realty Capital Trust, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 0-53958

Dear Mr. Woody:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 3, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) filed by American Realty Capital Trust, Inc. (the “Company”) with the Commission on March 18, 2010.

Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the 2009 Form 10-K. All page number references in the Company’s responses refer to page numbers in the 2009 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2009

General

1.
We note your response to prior comment 1 and request that you clarify for us how you have met your requirements under Rule 3-14 as it relates to presenting financial statements and pro forma financial information within Form 8-K filings, as appropriate.  In your response, please specifically address the October 2010 acquisition of two properties from Collective Brands, Inc for total acquisition costs of approximately $70 million.  Likewise, please specifically address the September 2009 acquisition of a group of properties from CVS Caremark Corporation for total acquisition costs of approximately $41 million.

In accordance with section 2305.5 of the SEC accounting guide, in a blind pool offering, if the acquisition is a net leased property, summarized financial statements of the tenant are required for acquisitions greater than 10%, and full financials are required if the acquisition is 20% of the registrant’s assets as of the acquisition date or amount of proceeds expected to be raised in the next twelve months whichever is greater. In addition, in accordance with section 2340, when a registrant leases properties under a long term net lease arrangement, management should take into account the facts and circumstances including the significance of the concentration and materiality of the financial information to investors. An asset concentration is generally considered significant if it exceeds 20% of the registrant’s assets as of its most recent balance sheet date. Prior to the revision of section 2340 in July of 2010, guidance was lessee or guarantor information should be included if the purchase price of the property exceeded 20% of the greater of the total assets of the company on the last balance sheet date or the amount expected in good faith to be raised within the next twelve months.

In October 2010, when the Collective Brands retail stores were acquired, we determined that the acquisition was 10.4% of our assets at the acquisition date. In order to comply with the SEC requirement of Sections 2305.5 and 2340 we filed a Form 8-K on October 25, 2010 disclosing the key terms of the acquisition, which included summarized financial statements of the tenant for the last three years which were obtained from the tenants financial statements filed with the U.S Securities and Exchange Commission. In September 2009 when the CVS Caremark properties were acquired, we determined that the significance test should be based on proceeds expected to be raised in the next twelve months as that was the higher number when comparing to assets at the acquisition date. The acquisition was approximately 13% of proceeds expected to be raised. In order to comply with the SEC requirement of sections 2305.5 and the requirements of 2340 as stated at the time before the revision in June 2010, we filed supplement No. 13 dated September 3, 2009 to the Prospectus dated March 18, 2008, where we disclosed the CVS Caremark portfolio as a potential acquisition disclosing the key terms of the acquisition which included summarized financial statements of the tenant for the last three years which were obtained from the tenants financial statements filed with the U.S Securities and Exchange Commission. In addition, once the acquisition was completed we filed a Form 8-K dated September 18, 2009 disclosing the completion of the acquisition including key terms of the acquisition and financial statements of the tenant for the past three years.

When we complete an acquisition we evaluate the significance of the acquisition individually and in the aggregate with other similar acquisitions and file the required tenant financial statements on net leases. All acquisitions to date have been subject to net lease arrangements.

Item 2. Properties, page 32

2.
We note your response to comment 4 of our letter dated December 30, 2010 that you are excluding any operating expenses that are not specific to an individual property or property portfolio.  It appears that all operating expenses should be included or, alternatively, please provide a more detailed explanation regarding how this complies with GAAP.

To date all of our properties have been purchased under net lease arrangements where the tenant is generally responsible for property maintenance and repair. In addition, all of our properties have been 100% leased since we acquired them.  As a result we have not, and do not expect in the future, to incur significant expenses for the maintenance of properties. We will revise our disclosures in future filings to eliminate the use of the term net operating income and disclose annualized rental revenue defined as rental income as of the date of the financial statements annualized on a straight-line basis eliminating the use of a non-GAAP measure.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-11

3.	We have reviewed your response to comment number 8. Please provide to us additional information as to how management will assess the likelihood that a lessee will execute the renewal option.

We take several factors related to the tenant and property into consideration in our evaluation of the likelihood a tenant will execute a renewal option including the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. This assessment is generally performed a quarterly basis.  We will include the following disclosure regarding our assessment of the likelihood that a lessee will execute a renewal option in future filings:

“In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.”

We advise the Staff that the Company acknowledges that it is responsible for:

•	the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

AMERICAN REALTY CAPITAL TRUST, INC.

By:	/s/ Brian S. Block
Name:	Brian S. Block
Title:	Executive Vice President and Chief Financial Officer